Filed by North Fork Bancorporation, Inc.
                                      Pursuant to Rule 425 under the Securities
                                      Act of 1933
                                      Subject Company:  Dime Bancorp, Inc.
                                      Commission File No. 001-13094


CONTACT:  DANIEL M. HEALY             ROBERT SIEGFRIED
          EXECUTIVE VICE PRESIDENT    KEKST AND COMPANY
          CHIEF FINANCIAL OFFICER     212-521-4800
          (631) 844-1258


                                                         FOR IMMEDIATE RELEASE


                       NORTH FORK DEFERS DECISION ON
                            DIME EXCHANGE OFFER

      MELVILLE, N.Y. - SEPTEMBER 26, 2000 - NORTH FORK BANCORPORATION, INC. (NYSE:NFB) announced today that it had planned, at its regularly scheduled Board of Directors meeting today, to consider terminating or extending its pending exchange offer to acquire Dime Bancorp, Inc., which is currently scheduled to expire on September 29, 2000. However, the North Fork Board decided to defer consideration of these matters because it learned yesterday that the Board of Governors of the Federal Reserve System was scheduled to consider North Fork's application to acquire Dime at its meeting tomorrow, September 27, 2000. The Board of Directors of North Fork plans to reconvene on September 28, 2000 at 4:30 p.m. to continue its deliberations.

                                 * * * * *

Investors and security holders are advised to read North Fork's registration statement and tender offer statement with respect to its exchange offer for Dime common stock, and any amendments or supplements to each of these documents (when they become available), because each of these documents contains, or will contain, important information. Investors and security holders may obtain a free copy of the exchange offer registration statement, the tender offer statement, any amendments or supplements to any of such documents (when they become available), and any other documents filed by North Fork with the SEC, at the SEC's Internet web site at www.sec.gov. Each of these documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling North Fork's information agent, D.F. King & Co., Inc. toll-free at 1-800-755-7250.